Exhibit 99.1

CORPORATE RELEASE	20 January 2024

Manchester United PLC Appoints Omar Berrada as New CEO

MANCHESTER, England – 20 January 2024 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world – is pleased to announce the appointment of Omar Berrada as its new Chief Executive Officer.

The Club is determined to put football and performance on the pitch back at the heart of everything we do. Omar’s appointment represents the first step on this journey.

As one of the most experienced football executives at the top of European football, Omar brings a wealth of football and commercial expertise, with a proven record of successful leadership and a passion to help lead change across the Club. He is currently serving as Chief Football Operations Officer for City Football Group overseeing 11 clubs across five continents and, prior to this, held senior roles at Barcelona.

It is our stated ambition to re-establish Manchester United as a title-winning club. We are pleased that Omar will be joining us to help achieve that goal, so that, once again, United fans can see, in the words of Sir Matt Busby, the red flag flying high at the summit of English, European and world football.

Omar’s start date will be confirmed in due course; in the meantime, Patrick Stewart will continue as interim CEO.

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About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

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